Exhibit 21 – Subsidiaries of Quality Products, Inc.

Subsidiary Name	State of Incorporation	Business Name

QPI Multipress, Inc.	Ohio	QPI Multipress, Inc.

Columbus Jack Corporation	Ohio	Columbus Jack Corporation

American Liberty Mining Corp. (non-operating)	Nevada	American Liberty Mining Corp.